SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Canon Components Kabushiki Kaisha
(Name of Subject Company)

Canon Components, Inc.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Canon Inc.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Canon Components, Inc.
3461-1, Shichihongi, Kamisatomachi,
Kodama-gun, Saitama 369-0393
0495-33-3111
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Toshizo Tanaka
Canon Inc.
30-2, Shimo-maruko 3-chome,
Ohta-ku, Tokyo 146-8501
03-3758-2111

Eugene C. Gregor
Davis Polk & Wardwell
Akasaka Twin Tower East 11F
17-22, Akasaka 2-chome,
Minato-ku, Tokyo 107-0052

January 31, 2002
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit I.1 (a)-3.

(b) Not applicable.

Item 2. Informational Legends

Included in Exhibit I.1(a)-3.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) See Form F-X filed with the Commission on January 31, 2002.

(2) Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Toshizo Tanaka
Senior Managing Director, Group Executive Finance & Accounting Headquarters

(Name and Title)

March 5, 2002
(Date)

EXHIBIT INDEX

Notice of the 18th Ordinary General Meeting of Shareholders

Canon Inc. and Canon Components, Inc. are Japanese companies. Information distributed in connection with the proposed share exchange and the related shareholder vote is subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included herein are prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the proposed Share Exchange, since the companies are located in Japan, and all of their officers and directors are residents of Japan. You also may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the companies may purchase shares of Canon Components, Inc. otherwise than under the Share Exchange, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed offer.

March 5, 2002

To: Shareholders of Canon Components, Inc.

Re: Notice of Ordinary Meeting of Shareholders

Dear Sir/Madam:

Enclosed please find an English translation of a notice of ordinary meeting of the shareholders of Canon Components, Inc. The notice of meeting contains important information about a proposed share exchange by which Canon Components, Inc. will become a wholly-owned subsidiary of Canon Inc.

In this connection, we advise you of the following:

- the shares of Canon Inc. are listed on the Tokyo Stock Exchange. Canon Inc. is a reporting company under the Securities Exchange Act of 1934 with American Depositary Shares ("ADSs") represented by American Depositary Receipts ("ADRs") listed on the New York Stock Exchange. Following completion of the share exchange, JPMorgan Chase Bank, as ADR Depositary of Canon Inc. may seek to implement procedures in connection with deposits of Canon Inc. shares into the Canon Inc. ADR Program. In order to deposit in the ADR program the Canon Inc. shares received in the share exchange, the ADR Depositary may also require you to certify that the Canon Inc. shares you may choose to deposit do not constitute "restricted securities" at the relevant time.

- any Canon Inc. shares acquired by you in the share exchange will be "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act of 1933 to the same extent and in the same proportion that the Canon Components, Inc. shares exchanged by you were "restricted securities" at the time of the share exchange; and

- consistent with Article 355 of the Japanese Commercial Code, if you, as holder of Canon Components, Inc. shares, object to the share exchange, you may demand Canon Components, Inc. to purchase your Canon Components, Inc. shares. In order to exercise this right, you, as holder of Canon Components, Inc. shares, must notify Canon Components, Inc. in writing in advance of your objection to the share exchange and you must vote against the share exchange at the shareholders' meeting. If you, as holder of Canon Components, Inc. shares, properly exercise your dissenter's rights under the Japanese Commercial Code, you will be entitled to receive the fair value, determined in accordance with Articles

(TK) 04195/014/MISC2001/ny.ltr.wpd

245-3 and 245-4 of the Japanese Commercial Code, of your Canon Components, Inc. shares in cash, in lieu of shares of Canon Inc. in the share exchange. We recommend that you consult with your legal advisor if you determine to pursue dissenter's rights.

SALOMON SMITH BARNEY INC.

By: ______________________
Naoki Ito

(TK) 04195/014/MISC2001/ny.ltr.wpd

(Translation)

March 5, 2002

To the Shareholders:

Notice of the 18th Ordinary General Meeting of Shareholders

Dear Shareholders:

Notice is hereby given that the 18th Ordinary General Meeting of Shareholders of Canon Components, Inc. (the "Company" or "CCI") will be held as described below and you are cordially invited to be present at the meeting.

Since voting rights can be exercised in writing even if you are not expected to be present at the meeting, please go over the information set forth below and send us by return mail the enclosed voting form by indicating your approval or disapproval of the propositions and affixing your seal.

Yours very truly,

Shoji Ichikawa
President and Chief Executive Officer

Canon Components, Inc.

3461-1, Oaza Shichihongi,
Kamisato-machi, Kodama-gun,
Saitama

Description

1. Date and hour:

March 20 (Wednesday), 2002, at 9:00 a.m.

2. Place:

Head Office of the Company
3461-1, Oaza Shichihongi, Kamisato-machi, Kodama-gun, Saitama

3. Matters forming the objects of the meeting:

Matters to be reported:

Report for the 18th Business Year (from January 1, 2001 to December 31, 2001), as well as Balance Sheet and Statement of Income reports

Matter to be resolved:

Proposition No. 1: Approval of the proposed disposition of loss for the 18th business year

Proposition No. 2: Partial amendment to the Articles of Incorporation

An outline of the proposition is as set forth in the "INFORMATION RELATING TO EXERCISE OF VOTING RIGHTS" below.

Proposition No. 3: Approval of the Share Exchange Agreement between CCI and Canon Inc.

An outline of the proposition is as set forth in the "INFORMATION RELATING TO EXERCISE OF VOTING RIGHTS" below.

Proposition No. 4: Election of One Director

The "Report for the 18th Business Year" enclosed herewith contains materials relating to the matters to be reported and Proposition No. 1.

- - - - -

Note:-

In attending the meeting, please present the enclosed voting form to a receptionist at the meeting.

INFORMATION RELATING TO EXERCISE OF VOTING RIGHTS

1. Total number of voting rights held by all the shareholders:

12,988 voting rights

2. Propositions and reference matters

Proposition No. 1: Approval of the proposed disposition of retained loss for the 18th business year

The content of the proposition is as set forth in the "Report for the 18th Business Year" attached herewith.

We regret to report a loss for the business year under review. Management proposes that the total of undisposed loss for the year be brought forward to the next business year. In this situation, we regret that no dividend will be paid to the shareholders.

Proposition No. 2: Partial amendment to the Articles of Incorporation

1. Reasons for and the purpose of the amendment:

Management proposes that required amendment be made to the relevant provisions of the Articles of Incorporation of the Company as a result of the enforcement of the "Law to Amend Part of the Commercial Code, Etc." of Japan (Law No. 79 of 2001) as of October 1, 2001, which includes (i) the abolition of the system of par value shares, (ii) the abolition of the "*tan-i-kabu*" system and the establishment of the "*tan-gen-kabu*" system, (iii) the abolition of the "Law Concerning Special Exceptions to the Commercial Code Relating to Procedures of Cancellation of Shares" of Japan and (iv) the rearrangement of the provisions of the Commercial Code of Japan concerning the quorum requirements for general meetings of shareholders, as described below:

a) As to Article 6, management proposes that the provision concerning par value shares be deleted, the provision of 1,000 shares constituting one new unit be established and the provision of non-issuance of certificates for less-than-one-new-unit shares be added ((i) (ii) above).

b) Management proposes that the term "less-than-one-unit shares" in Article 7 and Article 8 be replaced by "less-than-one-new-unit shares" ((ii) above).

c) Management proposes that Article 10, which has been provided for in accordance with the previous Law Concerning Special Exceptions to the Commercial Code Relating to Procedures of Cancellation of Shares, be deleted and the numbering of each of Article 11 and thereafter of the existing Articles of Incorporation be changed by decreasing one number ((iii) above).

d) Management proposes that the wording of Article 16 and Article 25 (Article 15 and Article 24 after amendment) be changed to be identical with that of the amended Commercial Code ((iv) above).

2. Particulars of the amendment:

The particulars of the amendment are as follows:

(The amendment is shown by underlines.)

Existing Articles of Incorporation	Proposed Amendment
Chapter II. Shares	**Chapter II. Shares**
Article 5. (Description omitted)	Article 5. (Same as existing)
(Amount of par value share and number of shares to constitute one unit)	(Number of shares to constitute one new unit)
Article 6. The amount of each par value share to be issued by the Company shall be ¥50.	Article 6. (deleted)
2. 1,000 shares of the Company shall constitute one unit of shares.	1. 1,000 shares of the Company shall constitute one new unit of shares.
	2. The Company shall issue no certificates for shares not constituting one new unit of shares ("less-than-one-new-unit shares"), unless considered necessary by the Company for the benefit of its shareholders.
(Transfer agent)	(Transfer agent)
Article 7.1. The Company shall have a transfer agent with respect to its shares.	Article 7.1. The Company shall have a transfer agent with respect to its shares.
2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors.	2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors.
3. The register of shareholders (including the register of beneficial shareholders; hereinafter the same shall apply) of the Company shall be kept at the transfer agent's place of business and the business relating to its shares, such as the registration of a transfer of shares, registration of pledges, indication of trust property or cancellation of such registration or	3. The register of shareholders (including the register of beneficial shareholders; hereinafter the same shall apply) of the Company shall be kept at the transfer agent's place of business and the business relating to its shares, such as the registration of a transfer of shares, registration of pledges, indication of trust property or cancellation of such registration or

indication, delivery of share certificates, acceptance of notifications and purchase of less-than-one-unit shares, shall be handled by the transfer agent and not by the Company.	indication, delivery of share certificates, acceptance of notifications and purchase of less-than-one-new-unit shares, shall be handled by the transfer agent and not by the Company.
(Share Handling Regulations)	(Share Handling Regulations)
Article 8. The denominations of share certificates of the Company, registration of a transfer of shares, registration of pledges, indication of trust property or cancellation of such registration or indication, delivery of share certificates, acceptance of notifications, purchase of less-than-one-unit shares and other procedures and fees relating to its shares shall be governed by the Share Handling Regulations to be established by the Board of Directors.	Article 8. The denominations of share certificates of the Company, registration of a transfer of shares, registration of pledges, indication of trust property or cancellation of such registration or indication, delivery of share certificates, acceptance of notifications, purchase of less-than-one-new-unit shares and other procedures and fees relating to its shares shall be governed by the Share Handling Regulations to be established by the Board of Directors.
Article 9. (Description omitted)	Article 9. (Same as existing)
(Acquisition by the Company of its own shares by resolution of the Board of Directors)	
Article 10. The Company may, by resolution of the Board of Directors, purchase its own shares, not exceeding 1,300,000 shares, for cancellation thereof.	(deleted)
Chapter III. General Meeting of Shareholders	**Chapter III. General Meeting of Shareholders**
Article 11 through Article 14	Article 10 through Article 13
(Description omitted)	(Same as existing)
Chapter IV. Directors and Board of Directors	**Chapter IV. Directors and Board of Directors**
Article 15. (Description omitted)	Article 14. (Same as existing)
(Method of election)	(Method of election)
Article 16.1. Directors shall be elected at a general meeting of shareholders where shareholders holding shares representing one-third or more of the total number of voting shares issued and outstanding are present.	Article 15.1. Directors shall be elected at a general meeting of shareholders where shareholders holding one-third or more of the total number of voting rights of all shareholders are present.
2. The election of Directors shall not be made by cumulative voting.	2. The election of Directors shall not be made by cumulative voting.

Article 17 through Article 23 (Description omitted)	Article 16 through Article 22 (Same as existing)
Chapter V. Statutory Auditors and Board of Statutory Auditors	**Chapter V. Statutory Auditors and Board of Statutory Auditors**
Article 24. (Description omitted)	Article 23. (Same as existing)
(Method of election) Article 25. Statutory Auditors shall be elected at a general meeting of shareholders where shareholders holding shares representing one-third or more of the total number of voting shares issued and outstanding are present.	(Method of election) Article 24. Statutory Auditors shall be elected at a general meeting of shareholders where shareholders holding one-third or more of the total number of voting right of all shareholders are present.
Article 26 through Article 35 (Description omitted)	Article 25 through Article 34 (Same as existing)

Proposition No. 3: Approval of the Share Exchange Agreement between CCI and Canon Inc.

(1) Purpose of and reasons for the share exchange:

From 1994 to 1995, Canon Inc. ("Canon") took several of its domestic manufacturing subsidiaries public on the over-the-counter market with the goal of establishing accountability and independence from the parent, Canon, allowing those subsidiaries to be more than merely manufacturing subsidiaries that support the parent's business. This goal was to be achieved with those subsidiaries manufacturing and selling competitive products that do not compete with Canon's business, and developing original technologies. CCI was one such company that was taken public on December 2, 1994.

Canon's basic policy is to cause its domestic manufacturing subsidiaries to establish competitive, independent business operations through the shared use of the core technologies of each Canon Group company and Canon's technological assets, thereby promoting diversification within the Group. This policy is also stressed in Phase II of Canon's "Excellent Global Corporation Plan", a project launched in 2001 under which the Canon Group as a whole is striving to achieve global excellence. CCI's future business strategy was reexamined in light of this policy.

CCI operates its business in the production of contact sensors and Bubble Jet cartridges through close technological collaboration with Canon. However, CCI's core printed circuit board business, which has maintained original technologies and independent sales channels since its establishment, has been harmed due to domestic and international price erosion and losses of revenues due to a shift of manufacturing operations overseas by CCI's customers.

As a part of its rationalization plan, CCI believes it may be transformed into a more competitive key device company with enhanced profitability. Production of unprofitable components for printed circuit boards is expected to be outsourced overseas with the aim of improving profitability, and the use of resources is expected to be focused on selected areas, such as printed circuit board design, contact sensors, Bubble Jet cartridges, and other businesses that relate to new technologies in which CCI can strategically collaborate with Canon.

Under a plan that focuses on increased technological collaboration with Canon in its current and new businesses and de-emphasizes the printed circuit board manufacturing business that generates higher revenues from outside the Canon Group, we believe there is very little reason for CCI to remain an independent public entity.

CCI believes that becoming a wholly-owned subsidiary of Canon through a share exchange would support CCI's goal in the execution of CCI's rationalization plan.

By becoming a wholly-owned subsidiary of Canon, CCI believes that CCI's decision-making processes may be streamlined, and enhance CCI's efforts to establish itself as the key device company of the Group, revitalized by an integrated strategy with closer technological collaboration with Canon.

We hope that the shareholders will agree to the purpose of the share exchange and approve of the Share Exchange Agreement set forth below.

(2) Contents of the Share Exchange Agreement

The contents of the Share Exchange Agreement signed by and between CCI and Canon on February 26, 2002 are described below:

Share Exchange Agreement

(Copy)

Canon Inc. ("Canon") and Canon Components, Inc. ("CCI") hereby enter into a Share Exchange Agreement (the "Agreement") as follows:

(Share Exchange)

Article 1. Canon and CCI shall exchange shares in accordance with the method stipulated in Articles 352 through 363 of the Commercial Code of Japan to have Canon become the parent company having whole ownership in CCI and have CCI become a wholly-owned subsidiary of Canon.

(Shares to be allocated and delivered upon the share exchange)

Article 2. Upon the share exchange, Canon shall issue 243,360 shares of common stock and allocate and deliver 0.05 shares of common stock of Canon for each share of common stock of CCI held by the shareholders appearing in the final register of shareholders (including the final register of beneficial shareholders) of CCI as of the day immediately preceding the date of the share exchange. However, no shares of common stock of Canon shall be allocated and delivered for 8,289,600 shares of common stock of CCI held by Canon.

2. The dividends payable on the shares to be issued under the preceding paragraph shall be calculated from January 1, 2002.

(Amounts of capital and capital reserve)

Article 3. The amounts of capital and capital reserve of Canon upon the share exchange shall be set forth below:

(1) Capital:

No capital of Canon shall be increased.

(2) Capital reserve:

The amount of capital reserve of Canon to be increased shall be the amount of net assets of CCI outstanding as of the date of the share exchange multiplied by the ratio of the number of shares to be transferred to Canon upon the share exchange to the total number of issued shares of CCI.

(Shareholders' meeting to approve the Share Exchange Agreement)

Article 4. Pursuant to the provision of Article 358, paragraph 1 of the Commercial Code of Japan, Canon shall make the share exchange without obtaining the approval for the Agreement at its shareholders' meeting.

2. CCI shall obtain the approval for the Agreement at its ordinary general meeting of shareholders to be held on March 20, 2002; provided, however, that the date of such meeting may be changed upon consultation between Canon and CCI, if the necessity arises during the progress of the procedures of the share exchange or otherwise.

(Date of the share exchange)

Article 5. The date of the share exchange shall be May 1, 2002; provided, however, that the date may be changed upon consultation between Canon and CCI, if the necessity arises during the progress of the procedures of the share exchange or otherwise.

(Limitation on the amount of dividends to be paid prior to the date of the share exchange)

Article 6. Canon shall pay dividends within the limit of ¥14.50 per share or ¥12,705,080,424 in total to the shareholders or registered pledgees appearing in the final register of shareholders (including the final register of beneficial shareholders) of Canon as of December 31, 2001.

(Term of office of officers who took office prior to the share exchange)

Article 7. The term of office of the directors or corporate auditors of Canon who took office prior to the date of the share exchange shall be until the date on which the term of office should expire if the share exchange was not made.

(Management of corporate property, etc.)

Article 8. Each of Canon and CCI shall execute its business and manage and administer its property with the diligence of a good manager during the period after the conclusion of the Agreement to the day immediately preceding the date of the share exchange. Any act that may have a material effect on its property or rights or obligations shall be done upon consultation between Canon and CCI.

(Change of terms of the share exchange and termination of the Agreement)

Article 9. In the event that there occurs any material change in the state of property or financial status of either of Canon or CCI during the period after the conclusion of the Agreement to the day immediately preceding the date of the share exchange, the terms of the share exchange may be changed or the Agreement may be terminated, upon consultation between Canon and CCI.

(Effect of the Agreement)

Article 10. The Agreement shall become null and void if it is not approved at the general meeting of shareholders of CCI as stipulated in Article 4, paragraph 2 hereof.

(Matters for consultation)

Article 11. Unless otherwise stipulated herein, all matters not covered hereby and other matters necessary for the share exchange shall be determined separately upon consultation between Canon and CCI in accordance with the purpose of the Agreement.

IN WITNESS WHEREOF, two counterparts of this Agreement have been prepared and each party hereto will affix its name and seal hereunto and hold a counterpart.

February 26, 2002

Canon: Canon Inc.
Fujio Mitarai (seal)
President and Chief Executive Officer
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo

CCI: Canon Components, Inc.
Shoji Ichikawa (seal)
President and Chief Executive Officer
3461-1, Oaza Shichihongi, Kamisato-machi, Kodama-gun, Saitama

(3) Explanation about the share exchange ratio

The contents of the "document in which the reasons with respect to the matter concerning allotment of shares to the shareholders of a company becoming a wholly-owned subsidiary are stated" as stipulated in Article 354, paragraph 1, item 2 of the Commercial Code of Japan are described below:

Statement of Reasons for Determining the Share Exchange Ratio

(Copy)

Canon Inc. ("Canon") and Canon Components, Inc. ("CCI") (collectively, the "Parties") have determined the share exchange ratio in respect of the share exchange which shall be made as of May 1, 2002, as described below:

1. The Parties, prior to evaluating the share exchange ratio in the share exchange by means of which Canon would make CCI its wholly-owned subsidiary, requested a third-party institution, Nikko Cordial Securities Inc. ("NCS"), to determine a proposed share exchange ratio which would be used as a basis for discussions between the Parties.

2. Based on publicized information by the Parties and various other materials provided by the Parties, NCS evaluated the exchange ratio between the shares of the Parties and presented a statement of evaluation of the share exchange ratio to the Parties.

NCS based the evaluation of the exchange ratio between the shares of the Parties on a comprehensive evaluation of an average stock price analysis applied to the shares of Canon and an average stock price analysis and a net asset value analysis applied to the shares of CCI and determined that the share exchange ratio be Canon : CCI = 1 : 0.05.

Shin Nihon & Co. has issued an opinion affirming the fairness of NCS's valuation results, methods and bases described in the statement of evaluation of the share exchange ratio.

3. Upon presentation by NCS of the proposed share exchange ratio, Canon and CCI entered into negotiations to determine the share exchange ratio. By reference to the aforementioned proposed share exchange ratio, the Parties at their respective board of directors meetings held on January 31, 2002 determined that the share exchange ratio be Canon : CCI = 1 : 0.05.

As a result of the application of the share exchange ratio, 0.05 shares of Canon stock will be allocated for each share of CCI stock.

- END -

(4) Contents of balance sheets and statements of income of the companies that entered into the Share Exchange Agreement, as stipulated in Article 354, paragraph 1, item 3 and item 5 of the Commercial Code of Japan, respectively.

(i) Balance sheet and statement of income prepared by CCI within six months prior to the date of this General Meeting of Shareholders:

CANON COMPONENTS, INC.
YEAR 2001 BALANCE SHEET
(As of December 31, 2001)

(million yen)

ASSETS

Current assets:		[6,911]
Cash on hand and in banks		1,155
Notes receivable trade		114
Accounts receivable trade		2,085
Finished goods		1,156
Raw materials		26
Work in process		881
Supplies		78
Accounts receivable		1,368
Other current assets		54
Allowance for doubtful accounts	(-)	9
Fixed assets:		[11,609]
Tangible fixed assets		(11,529)
Buildings and structures		6,365
Machinery and equipment		3,570
Vehicles and transportation equipment		7
Tools, instruments and fixtures		419
Land		1,151
Construction in progress		14
Intangible fixed assets		(25)
Facility utilization rights		8
Other intangible fixed assets		17
Investments and other non-current assets		(54)
Long-term prepaid expenses		0
Guaranty money deposited		51
Other non-current assets		35
Allowance for doubtful accounts	(-)	33
TOTAL ASSETS		18,520

(million yen)

LIABILITIES

Current liabilities:	[14,921]
Notes payable trade	1,191
Accounts payable trade	2,759
Short-term loans payable	10,474
Other accounts payable	226
Accrued expenses	180
Accrued corporate taxes	4
Reserve for bonuses	64
Other current liabilities	21
Non-current liabilities:	[2,279]
Long-term loans payable	495
Reserve for employee retirement benefits	1,784
TOTAL LIABILITIES	17,200

STOCKHOLDERS' EQUITY

Common stock	[1,710]
Legal reserve:	[2,191]
Additional paid-in capital	2,130
Legal earned reserve	60
Retained loss	[2,581]
General reserve	2,800
Unappropriated retained loss for the term	5,381
(Net loss for the term)	(1,978)
Treasury stock	[(-) 0]
TOTAL STOCKHOLDERS' EQUITY	1,320
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	18,520

Notes:

1. Current receivables from the controlling shareholder: ¥981 million

   Current payables to the controlling shareholder: ¥6,606 million

2. Accumulated depreciation of tangible fixed assets at December 31, 2001: ¥16,433 million

3. In addition to the fixed assets itemized in the balance sheet, CCI has major fixed assets used under lease agreements, such as computers and part of equipment for manufacturing printed circuit boards.

4. Notes due at the close of a business year are settled on a day on which clearinghouses are open for business. The closing balance included ¥19 million of notes receivable trade at the close of the current business year.

5. Major assets and liabilities denominated in foreign currencies at December 31, 2001 are summarized as follows:

Accounts receivable trade:	US$2,984 thousand	(¥393 million)
Accounts receivable:	US$6,377 thousand	(¥841 million)
Accounts payable trade:	US$3,823 thousand	(¥504 million)

6. Net loss per share for the year ended December 31, 2001 (based on the average number of shares issued at the end of each month (after deducting the number of shares of treasury stock)): ¥150.43

CANON COMPONENTS, INC.

YEAR 2001 STATEMENT OF INCOME

(January 1, 2001 to December 31, 2001)

	(million yen)
Ordinary Income and Loss	
Operating profit and loss	
Operating revenue	25,993
Net Sales	25,993
Operating expenses	26,112
Cost of sales	24,899
Selling, general and administrative expenses	1,212
Operating loss	118
Other income and expenses	
Other income	329
Interest	7
Rent received	72
Technical support fees	40
Exchange gain	61
Miscellaneous income	147
Other expenses	724
Interest	128
Loss on disposal and evaluation of inventories	434
Miscellaneous expenses	162
Ordinary loss	513
Non-Ordinary Income and Loss	
Non-ordinary income	25
Gain on sales of fixed assets	25
Other non-ordinary income	0
Non-ordinary loss	1,486
Loss from disposal of fixed assets	319
Lump-sum amortization of employee retirement benefit accounting difference	1,066
Other non-ordinary loss	100
Loss before income taxes	1,973
Corporate, municipality and enterprise taxes	5
Net loss	1,978
Loss from the previous term	3,402
Undisposed loss	5,381

Note: Transactions with the controlling stockholder:

Sales:	¥11,561 million
Purchases:	¥5,524 million
Other transactions:	¥1,255 million

SIGNIFICANT ACCOUNTING POLICIES:

1 Basis and method for evaluation of inventories:

(1) Finished goods, work in process: At cost, determined by the periodic average method.

(2) Raw materials: At cost, determined by the moving average method.

(3) Supplies: Stated by the latest purchase cost method.

2. Method of depreciation of fixed assets:

(1) Tangible fixed assets:

Stated by the declining balance method as provided for in the Corporate Tax Law of Japan.

However, with regard to buildings (excluding appurtenances thereto) acquired on or after April 1, 1998, the straight line method applies.

(2) Intangible fixed assets:

Stated by the straight line method as provided for in the Corporate Tax Law of Japan.

However, depreciation of software for use by the Company is made by the straight line method based on the internal useful life thereof.

3. Basis for providing reserves:

(1) Allowance for doubtful accounts:

To provide for losses arising from debts becoming uncollectable, the Company sets aside an estimated uncollectable amount.

a. General credits: Based on the actual loss rate.

b. Possible non-performing credits and claims in bankruptcy and corporate reorganization: Based on the financial position valuation method.

(2) Reserve for bonuses:

To provide for the payment of bonuses to employees, an estimated amount of payments is reserved.

(3) Reserve for employee retirement benefits:

To meet the payment of retirement benefits to employees, the Company provides an amount accruing for the current business year, based on estimated retirement benefit obligations and plan assets as of the close of the said business year.

The employee retirement benefit accounting difference was amortized in a lump sum in the said business year.

Actuarial differences are treated as expenses for each subsequent business year, based on a pro rata basis for a specific period of years (17 years) not exceeding the average remaining years of service of employees when such differences occur in each business year.

4. Method of treatment of lease transactions:

With regard to financial lease transactions other than those in which ownership of leased property is deemed to pass to its lessee, the method applicable to ordinary lease transactions similarly applies.

5. Basis for translation of foreign currency assets and liabilities into Japanese currency:

Receivables and payables in foreign currency are translated into Japanese yen based on the spot exchange rate as of the close of the business year and exchange differences are treated as exchange gains or losses.

6. Method of hedge accounting:

(1) Method of hedge accounting:

A deferred approach applies to hedge-accounting treatment. A special approach may be applicable to interest swaps if such interest swaps meet the requirements thereof.

(2) Hedging vehicles and hedged items:

   (i) Hedging vehicles: Interest swaps

   (ii) Hedged items: Loans payable

(3) Hedging policy:

To hedge risks of fluctuations of interest rates on loans payable, interest swaps are carried out pursuant to the Company's internal regulations "Risk Management Rules". Hedged items are recognized according to individual contracts.

(4) Method of evaluating the effectiveness of a hedge:

As interest swaps meet the requirements for a special approach, the evaluation of the effectiveness of any hedge at the close of the current business year is omitted.

7. Accounting treatment of consumption tax:

The consumption tax is treated on a net-of-tax basis.

<Change of presentation>

1. Reserve for bonuses:

Accrued bonuses, which used to be stated by inclusion in "accrued expenses", are now stated as "reserve for bonuses" in accordance with the "Items to be Stated in Financial Statements for Accrued Bonuses to Employees" (JICPA Research Center Deliberation Report No. 15, February 14, 2001).

Accrued bonuses included in the accrued expenses for the previous business year were ¥94 million.

<Additional information>

1. Financial instruments accounting:

As from the business year under review, the Company has applied the accounting standard concerning financial instruments (the "Opinion Concerning Establishment of Accounting Standard for Financial Instruments" (the Business Accounting Deliberation Council, January 22, 1999)). Consequently, the method of accounting for allowance for doubtful accounts and the method of evaluating derivatives have been changed. The change has no effect on the statement of income.

2. Retirement benefit accounting:

As from the business year under review, the Company has applied the accounting standard concerning retirement benefits (the "Opinion Concerning the Establishment of Accounting Standard for Retirement Benefits" (the Business Accounting Deliberation Council, June 16, 1998)).

As a result, employee retirement benefit expenses were ¥1,439 million and the employee retirement benefit accounting difference of ¥1,066 million was amortized in a lump sum in the current business year and treated as non-ordinary loss.

Accordingly, in comparison with the previous method, ordinary loss and loss before income taxes increased ¥132 million and ¥1,198 million, respectively.

Reserve for retirement allowances and accounts payable in respect of past service liability under the corporate pension plan are stated by inclusion in reserve for employee retirement benefits.

3. Accounting standard for foreign currency transactions, etc.:

As from the business year under review, the Company has applied the revised accounting standard for foreign currency transactions, etc. (the "Opinion Concerning the Revision of the Accounting Standard for Foreign Currency Transactions, Etc." (the Business Accounting Deliberation Council, October 22, 1999)).

The change has no effect on the statement of income.

4. Treasury stock

"Treasury stock" (¥0 as of the close of the previous business year), which was included in the section of assets in the previous business year, is stated at the end of the section of stockholders' equity at the close of the current business year, in accordance with the amendment to the "Regulations Concerning Balance Sheets, Statements of Income, Business Reports and Their Accompanying Detailed Statements of Stock Corporations".

(ii) Balance sheet and statement of income prepared by Canon Inc. within six months prior to the date of this General Meeting of Shareholders:

CANON INC.
YEAR 2001 BALANCE SHEET
(As of December 31, 2001)

(million yen)

ASSETS	
Current assets:	[789,635]
Cash on hand and in banks	121,061
Notes receivable trade	281,732
Accounts receivable trade	104,208
Marketable securities	103
Finished goods	86,042
Work in process	81,505
Materials and supplies	3,964
Deferred income taxes	19,148
Short-term loans receivable	28,546
Other current assets	73,125
Allowance for doubtful accounts	(-) 9,803
Fixed assets:	[868,431]
Tangible fixed assets	(420,368)
Buildings and structures	186,403
Machinery and equipment	77,326
Vehicles and transportation equipment	242
Tools, instruments and fixtures	44,175
Land	68,504
Construction in progress	43,716
Intangible fixed assets	(39,105)
Patents and trademarks	115
Facility utilization rights	532
Software	38,458
Investments and other non-current assets	(408,956)
Investments in securities	32,749
Investments in subsidiaries	274,517
Long-term loans receivable	729
Long-term loans to employees	133
Long-term prepaid expenses	10,476
Deferred income taxes	82,384
Deposits	3,508
Other non-current assets	4,477
Allowance for doubtful accounts	(-) 20
TOTAL ASSETS	1,658,066

(million yen)

LIABILITIES

Current liabilities:	[372,904]
Notes payable trade	39,531
Accounts payable trade	203,394
Short-term loans payable	6,306
Bonds redeemable within one year	20,000
Other accounts payable	8,366
Accrued expenses	20,776
Accrued corporation taxes	50,397
Deposits received	5,882
Reserve for bonuses	4,562
Other current liabilities	13,716
Non-current liabilities	[166,718]
Convertible bonds	18,945
Long-term loans payable	5
Reserve for employee retirement benefits	147,768
TOTAL LIABILITIES	539,622

STOCKHOLDERS' EQUITY

Common stock	[165,287]
Legal reserve:	[318,484]
Additional paid-in capital	296,370
Legal earned reserve	22,114
Retained earnings	[631,784]
Reserve for special depreciation	2,908
Reserve for deferred income tax on fixed assets	18
General reserve	589,528
Unappropriated retained earnings	39,329
(Net income for the term)	(39,163)
Evaluation differences	[3,163]
Treasury stock	[(-) 276]
TOTAL STOCKHOLDERS' EQUITY	1,118,443
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	1,658,066

Notes:

1. Current receivables from subsidiaries: ¥436,814 million

   Non-current receivables from subsidiaries: ¥400 million

   Current payables to subsidiaries: ¥110,531 million

2. Accumulated depreciation of tangible fixed assets at December 31, 2001: ¥558,938 million

3. Major assets and liabilities denominated in foreign currencies at December 31, 2001 are summarized as follows:

Notes receivable trade: (Major foreign currencies are US$1,264,179 thousand and EUR 783,510 thousand)	¥273,224 million
Investments in subsidiaries: (Major foreign currencies are US$390,472 thousand, EUR 444,158 thousand)	¥151,789 million

4. Contingent liabilities at December 31, 2001 are summarized as follows:

Guarantees, etc.	
Guarantees:	¥73,201 million
Letter of awareness and keep-well agreements, etc.:	¥499 million
Export bills discounted (without L/C):	¥82,360 million

5. Net income per share for the term ended December 31, 2001, based on the average number of shares issued at the end of each month (after deducting the number of shares of treasury stock): ¥44.71

6. Net assets as stipulated in Article 290, paragraph 1, item 6 of the Commercial Code of Japan: ¥3,025 million

CANON INC.

YEAR 2001 STATEMENT OF INCOME

(January 1, 2001 to December 31, 2001)

	(million yen)
Ordinary Income and Loss	
Operating profit and loss	
Operating revenue	1,707,459
Net sales	1,707,459
Operating expenses	1,514,069
Cost of sales	1,129,305
Selling, general and administrative expenses	384,763
Operating profit	193,389
Other income and expenses	
Other income	54,235
Interest	651
Dividends	14,465
Rent received	6,708
Patent income	24,231
Miscellaneous income	8,177
Other expenses	36,497
Interest	741
Expenses of sales of export bills	3,264
Depreciation of rented assets	5,986
Loss on disposal and devaluation of inventories	10,052
Exchange loss	11,004
Miscellaneous expenses	5,448
Ordinary profit	211,127
Non-Ordinary Income and Loss	
Non-ordinary income	18,250
Gain on sales of fixed assets	27
Gain on establishment of employee retirement benefit trust	18,223
Non-ordinary loss	181,368
Loss on sales and disposal of fixed assets	5,748
Lump-sum amortization of employee retirement benefit accounting difference	175,620
Income before income taxes	48,009
Corporate, municipality and enterprise taxes	83,273
Adjustment to corporate taxes	(-) 74,427
Net income	39,163
Retained earnings brought forward from the previous year	10,284
Interim dividends	9,198
Accumulated earned surplus reserve	919
Unappropriated retained earnings	39,329

Note: Transactions with subsidiaries:

Sales:	¥1,666,642 million
Purchases:	¥930,766 million
Other transactions:	¥30,750 million

SIGNIFICANT ACCOUNTING POLICIES:

1. Basis and methods for evaluation of marketable securities:

(1) Investment in subsidiaries' stock and affiliates' stock:

At cost, determined by the moving average method.

(2) Other securities:

Those with market value:	At market value, determined by market prices, etc. as of the close of the business year (Revaluation differences are all transferred directly to capital. Selling costs are determined by the moving average method.)
Those without market value:	At cost, determined by the moving average method.

2. Basis and method for evaluation of inventories:

(1) Finished goods and work in process:

At cost, determined by the periodic average method.

(2) Raw materials and supplies:

At cost, determined by the moving average method.

3. Method of depreciation of fixed assets:

(1) Tangible fixed assets:

Stated by the declining balance method. The standards for periods of useful life and residual values are identical with those stipulated in the Corporate Tax Law of Japan.

However, with regard to buildings (excluding appurtenances thereto) acquired on or after April 1, 1998, the straight line method applies.

(2) Intangible fixed assets:

Stated by the straight line method. The standards for periods of useful life are identical with those stipulated in the Corporate Tax Law of Japan.

However, depreciation of software for sale on market is made by the straight line method based on the estimated marketable periods thereof, by taking into consideration marketing plans for related products, etc. Depreciation of software for use by Canon is made by the straight line method based on the internal useful life thereof.

4. Method of treatment of deferred assets:

Treated as expenses upon payment thereof.

5. Basis for providing reserves:

(1) Allowance for doubtful accounts:

To provide for losses arising from debts becoming uncorrectable, Canon sets aside an estimated uncollectable amount.

a. General credits: Based on the actual loss rate.

b. Possible non-performing credits and claims in bankruptcy and corporate reorganization: Based on the financial position valuation method.

(2) Accrued bonuses:

To meet the payment of bonuses to employees, Canon sets aside an estimated amount of bonuses to be paid for each current business year.

(3) Reserve for employee retirement benefits:

To meet the payment of retirement benefits to employees, Canon provides an amount, based on estimated retirement benefit obligations and plan assets as of the close of the current business year.

With regard to the employee retirement benefit accounting difference, Canon established an employee retirement benefit trust and amortized the balance in a lump sum in the said business year.

Past service liability and actuarial differences are treated as expenses based on a straight line method according to the average remaining years of service of employees when such liability and differences occur.

6. Method of hedge accounting:

(1) Method of hedge accounting:

A deferred approach applies to hedge-accounting treatment. A special approach may be applicable to interest swaps if such interest swaps meet the requirements thereof.

(2) Hedging vehicles and hedged items:

(i) Hedging vehicles: Derivatives transactions (forward exchange contract transactions and interest swaps).

(ii) Hedged items: Foreign currency trade accounts receivable relating to anticipated transactions and interest on bonds.

(3) Hedging policy:

To hedge risks of foreign exchange fluctuations and interest rate fluctuations, derivative transactions are carried out in accordance with the internal rules of Canon. Derivative transactions are carried out only when required actually, and not for speculative purposes.

(4) Method of evaluating the effectiveness of a hedge:

As forward exchange contract transactions are carried out by entering into a forward exchange contract in the same currency and with the same period in accordance with the hedging policy, correlations of fluctuations in foreign exchange thereafter are secured. Hence, the evaluation thereof replaces the evaluation of the effectiveness of a hedge.

As interest swaps meet the requirements for a special approach, the evaluation thereof replaces the evaluation of the effectiveness of a hedge.

7. Accounting treatment of consumption tax:

The consumption tax is treated on a net-of-tax basis.

<Retirement benefit accounting>

As from the business year under review, Canon has applied the accounting standard concerning retirement benefits (the "Opinion Concerning the Establishment of Accounting Standard for Retirement Benefits" (the Business Accounting Deliberation Council, June 16, 1998).

As a result, employee retirement benefit expenses amounted to ¥23,406 million. In respect of the employee retirement benefit accounting difference of ¥175,620 million, an employee retirement benefit trust (¥38,954 million) was established and the balance was amortized in a lump sum in the current business year and treated as non-ordinary loss. Gain on establishment of employee retirement benefit trust (¥18,223 million) was treated as non-ordinary income. Accordingly, in comparison with the previous method, ordinary profit and income before income taxes decreased ¥9,125 million and ¥166,522 million, respectively.

Accounts payable in respect of past service liability under the corporate pension plan are stated by inclusion in reserve for employee retirement benefits.

<Financial instruments accounting>

As from the business year under review, Canon has applied the accounting standard concerning financial instruments (the "Opinion Concerning Establishment of Accounting Standard for Financial Instruments" (the Business Accounting Deliberation Council, January 22, 1999). Accordingly, Canon has changed the basis and methods for evaluation of marketable securities, the basis for providing allowance for doubtful accounts, the method for treatment of derivatives, the accounting method of discount charges.

As a result, in comparison with the previous method, ordinary profit and income before income taxes increased ¥4,182 million, respectively.

Canon reviewed the purposes of holding the marketable securities held at the beginning of the business year. Consequently, all these marketable securities, which are in the category of other securities, are stated as investment in securities. As a result, marketable securities decreased ¥4,265 million and investment in securities increased ¥4,265 million.

<Accounting standards for foreign currency transactions, etc.>

As from the business year under review, Canon has applied the revised accounting standards for foreign currency transactions, etc. (the "Opinion Concerning the Revision of the Accounting Standards for Foreign Currency Transactions, Etc." (the Business Accounting Deliberation Council, October 22, 1999).

The effect of the change on the statement of income is insignificant.

Proposition No. 4: Election of One Director

To build up the Company's management functions, the shareholders are requested to elect an additional one Director.

The candidate for Director is as follows:

Name (Date of birth):	Yoshihiro Sakamoto (March 2, 1946)
Brief personal record and state of representation of other companies:	April 1970: Joined Canon Inc. July 1987: General Manager of Chemicals Management, Office Equipment Chemicals Plant, Office Equipment Division of Canon Inc. January 1993: General Manager of B Chemicals Business, B Product Business Division of Canon Inc. July 2001: General Manager of Component Business Promotion Center of the Company (current office)
Number of shareholdings in the Company:	1,200 shares

There is no relationship of special interest between the candidate and the Company.

- E N D -

(Translation)

REPORT FOR THE 18TH BUSINESS YEAR

(For the period from January 1, 2001 to December 31, 2001)

Canon Components, Inc.

Table of contents

Dear Shareholders:

We take pleasure in reporting to our shareholders the Report for the 18th Business Year (for the period from January 1, 2001 to December 31, 2001) of Canon Components, Inc. (the "Company" or "CCI").

During the business year under review, the world economy decelerated globally, including due to a slump in the information technology ("IT") industry and the terrorist attacks in the United States. In the Japanese economy, production, income and demand collectively decreased while corporate bankruptcies and job insecurity increased which, set against a background of low exports, led to a further deterioration of the economy.

Under these circumstances, we have embarked on a fundamental restructuring that focuses on renovating our management system, improving the efficiency of our organization and reforming our electronic circuit division.

Although these efforts have steadily produced results, the shrinkage of the electronic equipment components market during the business year under review causes us to report a loss for the second consecutive year.

In light of the aforementioned circumstances, we regret to report that no dividend will be paid for the second consecutive year and request your understanding.

With the aim of further strengthening collaboration with our parent company, Canon Inc. ("Canon"), and improving the efficiency of business operations, we entered into a share exchange agreement with Canon.

Subject to the approval at our 18th Ordinary General Meeting of Shareholders to be held on March 20, 2002, we will become a wholly-owned subsidiary of Canon as of May 1, 2002 and shares of Canon will be allocated and delivered to you, as our shareholder, in exchange for our shares.

We genuinely hope that you, as a new shareholder of Canon, will continue to give us and the Canon Group your support and encouragement.

March 2002

Shoji Ichikawa
President and Chief Executive Officer

(Attachments to the Notice of the 18th Ordinary General Meeting of Shareholders)

BUSINESS REPORT

(For the period from January 1, 2001 to December 31, 2001)

1. Outline of business activities:

(1) Development and results of business activities:

Business activities in general

During the business year under review, the Japanese economy went deeper into recession, including due to a deterioration in corporate earnings due to a decrease in exports and production as well as a depression in spending on consumption due to contractions in employment and income set against a background of the IT industry slump.

Under these circumstances, we renovated our management system and embarked on a fundamental restructuring. In our electronic circuit division, we have promoted the establishment of a production system that focuses on higher value added products, as well as the rationalization of personnel.

We have outsourced a larger part of production in our electronic circuit division and components division overseas to strengthen cost competitiveness. We have also implemented a company-wide measure to enhance our distribution layout.

However, the effect of weak demand due to the slump in the IT industry worldwide was great and net sales for the business year under review amounted to ¥25,993 million, down 23.0% from the previous business year. Thus, we regret to report a net loss of ¥1,978 million for the business year under review. As non-ordinary loss, we amortized in lump sum an employee retirement benefit accounting difference of ¥1,066 million.

Business activities by division
Sales by division

Division	Sales	Rate of increase or decrease from the previous year
	(million yen)	(%)
Components	12,412	(-) 19.9
iPC	7,261	(-) 29.4
Electronic circuits	5,396	(-) 24.3
Electronic circuit design	924	9.6
Total	25,993	(-) 23.0

Notes 1. Amounts are stated by disregarding any fractions of ¥1 million.

2. As of July 1, 2001, the names of the Bubble Jet cartridges division, printed circuit board division and printed circuit board design division were changed to the iPC division, electronic circuit division and electronic circuit design division, respectively.

Components Division

During the business year under review, we promoted the reform of our earnings structure, including by reducing processing costs by outsourcing a larger part of production overseas and by reducing costs of outsourced components. We also strove to expand sales of new high-resolution products.

However, adversely affected by the depressed market for PC peripherals, unit sales of our core color contact sensors for scanners decreased resulting in net sales of ¥12,412 million, down 19.9% from the previous business year.

iPC Division

During the business year under review, with the increasing prevalence of high-quality photo printers, sales of ink tanks for such printers increased steadily. However, adversely affected by the depressed market, unit sales of our conventional head-combined cartridges and ink tanks decreased, especially in the second half of the business year under review resulting in net sales of ¥7,261 million, down 29.4% from the previous business year.

Electronic Circuit Division

During the business year under review, we outsourced a larger part of production overseas and received orders mainly for our more profitable circuit boards used for prototypes by Japanese electronic equipment manufacturers. We also promoted the reform of our production system and the rationalization of personnel.

However, with the global IT recession, the printed circuit board industry experienced intensifying competition for orders and reduced prices resulting in net sales of ¥5,396 million, down 24.3% from the previous business year.

Electronic Circuit Design Division

During the business year under review, electronic equipment manufacturers further increased their demands for lower development costs and shorter development cycles. In this situation, we kept in close contact with the development divisions of our clients and expanded our presentation-style marketing activities using simulation technology emphasizing price and quality of mass-produced products from the development stages.

As a result, net sales of this division amounted to ¥924 million, up 9.6% from the previous business year.

Capital Expenditures

Capital expenditures for the business year under review amounted to ¥700 million, which was principally spent on the facilities for manufacturing contact sensors and Bubble Jet cartridges.

Capital Raising Activities

During the business year under review, there were no capital raising activities of particular significance to report.

(2) Future challenges for the Company:

The decelerating world economy has shown no sign of recovery and economic prospects remain unforeseeable. The Japanese economy also remains depressed with no sign of a turnaround with business conditions expected to remain severe.

Under these circumstances, we expect to steadily implement a fundamental restructuring to quickly bring about sound management.

Specifically, in the electronic circuit division and components division, we expect to outsource a larger part of production overseas to improve international price competitiveness. Simultaneously, in Japan, we expect to promote the conversion of our business structure to one that focuses on higher value added products and technology development-based products. In this way, we expect to improve earnings and strengthen our management structure.

Through these efforts, we intend to establish a corporate structure that allows us to respond swiftly and flexibly to changes in the management environment, and to strengthen our financial structure.

(3) Recent business performance and assets:

Item	14th business year (January 1, 1997- December 31, 1997)	15th business year (January 1, 1998- December 31, 1998)	16th business year (January 1, 1999 - December 31, 1999)	17th business year (January 1, 2000 - December 31, 2000)	18th business year (January 1, 2001 - December 31, 2001)
Net sales (million yen)	35,955	35,248	30,974	33,762	25,993
Ordinary income / loss (million yen)	734	506	(-) 2,125	(-) 1,085	(-) 513
Net income / loss (million yen)	321	200	(-) 2,253	(-) 1,226	(-) 1,978
Net income / loss per share (yen)	24.44	15.23	(-) 171.28	(-) 93.23	(-) 150.43
Total assets (million yen)	25,809	26,544	27,992	25,709	18,520
Total stockholders' equity (million yen)	6,717	6,825	4,525	3,299	1,320

(Note) Net income/loss per share is calculated based on the average of the total number of issued shares during each business year; provided, however, that the number of shares of treasury stock is deducted from such total number of issued shares as from this business year.

2. Outline of the Company (as of December 31, 2001 unless specifically described otherwise)

(1) Major businesses:

The Company is primarily engaged in the manufacture and sale of the following products:

Division	Major products
Components	Contact sensors for image inputs
iPC	Ink cartridges for Bubble Jet printers
Electronic circuits	Printed-circuit boards for electronic equipment

(2) Main offices and plants:

Name	Location
Head Office	Kamisato-machi Kodama-gun, Saitama
Head Office Plant	Kamisato-machi Kodama-gun, Saitama
Tokyo Business Office	Kawasaki-ku, Kawasaki-shi, Kanagawa

(3) State of shares:

Total number of shares authorized to be issued by the Company: 35,000,000 shares

Total number of issued shares, stockholders' equity and number of shareholders:

Category	As of the end of the previous business year	Increase/decrease during the business year under review	As of the end of the business year under review
Total number of issued shares	13,156,800	–	13,156,800
Stockholders' equity (thousand yen)	1,710,500	–	1,710,500
Number of shareholders (persons)	1,423	(-) 20	1,403

Principal shareholders (largest ten):

Name	Shares in the Company held by them (shareholding ratio)		Shares in them held by the Company (shareholding ratio)	
	(thousand shares)	(%)	(thousand shares)	(%)
Canon Inc.	8,289	63.0	-	-
Canon Components, Inc. Employee Stock Ownership Plan	520	3.9	-	-
The Dai-Ichi Mutual Life Insurance Company	180	1.3	-	-
The Yasuda Fire & Marine Insurance Co., Ltd.	120	0.9	-	-
The Fuji Bank, Limited	120	0.9	-	-
Sumitomo Mitsui Banking Corporation	120	0.9	-	-
The Yasuda Trust and Banking Co., Ltd.	96	0.7	-	-
The Yasuda Mutual Life Insurance Company	96	0.7	-	-
Sumitomo Life Insurance Company	84	0.6	-	-
Kita Aichi Lease Co., Ltd.	65	0.4	-	-

(Note) The above number of shares in the Company held by The Yasuda Trust and Banking Co., Ltd. includes those shares entrusted to it under securities investment trusts, etc.

Shareholding ratios by shareholder:

Other domestic companies: 65.0%
Individual and others: 28.1%
Financial institutions: 6.3%
Foreign companies, etc.: 0.5%
Securities companies: 0.1%

(4) Acquisition, disposition and possession of the Company's own shares:

(1) Acquisition of the Company's own shares:

Acquisition by purchase of less-than-one-unit shares:
Ordinary shares 1,200 shares
Total acquisition amount ¥257,000

Acquisition by purchase of less-than-one-new-unit shares:
Ordinary shares 400 shares
Total acquisition amount ¥81,000

(2) Disposition of the Company's own shares:

Ordinary shares	1,000 shares
Total disposition amount	¥250,000

(3) Possession of the Company's own shares at the end of the business term under review:

Ordinary shares	1,300 shares

(5) State of employees:

Number of employees (persons)	As compared with the end of the previous business year (persons)	Average age (years)	Average length of service (years)
835	- 78	32.3	8.0

(6) State of business affiliations:

Relation to the parent company:

Name of the parent company	Location	Contents of business	Number of voting rights (percentage of voting rights)	Note
Canon Inc.	Ohta-ku, Tokyo	Manufacture and sale of office equipment, cameras, optical equipment, etc.	8,289 (63.8%)	The Company sells ink cartridges for Bubble Jet printers, printed-circuit boards, etc., to the parent company

(7) Principal lenders:

Lenders	Balance of borrowings	Number and percentage of shares of the Company held by them	
	(million yen)	(thousand shares)	(%)
Canon Inc.	6,000	8,289	63.0
The Fuji Bank, Limited	2,063	120	0.9
Sumitomo Mitsui Banking Corporation	2,063	120	0.9
The Yasuda Trust and Banking Co., Ltd.	506	96	0.7
The Yasuda Fire & Marine Insurance Co., Ltd.	219	120	0.9
The Dai-Ichi Mutual Life Insurance Company	118	180	1.3

(8) Directors and Statutory Auditors:

Title	Position	Name
President and Representative Director		Shoji Ichikawa
Managing Director	General Manager of Electronic Circuit Business Promotion Center	Kenji Morimoto
Director	Marketing Innovation Project Team	Nobuo Tomomatsu
Director	General Manager of Management Center	Yasuhiko Takagi
Director	Managing Director of Canon Inc.	Yusuke Emura
Director	Director of Canon Inc.	Teruomi Takahashi
Full-time Statutory Auditor		Hirokuni Kawashima
Auditor	Full-time Statutory Auditor of Canon Aptex Inc.	Hajime Sugimoto
Auditor	General Manager of Planning, Electronic Image Business, Image Communication Business Division of Canon Inc.	Yasuo Kani
Auditor	General Manager of Finance Planning, Finance Division of Canon Inc.	Nobukazu Fukazawa

(Notes)

1. Directors Messrs. Shoji Ichikawa, Yasuhiko Takagi and Teruomi Takahashi and Statutory Auditor Mr. Nobukazu Fukazawa were each newly elected at the 17th Ordinary General Meeting of Shareholders held on March 23, 2001 and took office.

2. Directors Messrs. Akira Shinmi and Takashi Saito and Statutory Auditor Mr. Takeo Takahashi retired due to the expiration of their term of office at the close of the 17th Ordinary General Meeting of Shareholders held on March 23, 2001.

3. Statutory Auditors Messrs. Hirokuni Kawashima, Hajime Sugimoto, Yasuo Kani and Nobukazu Fukazawa are external auditors as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan.

(9) Account Auditors:

Shin Nihon & Co.
Hibiya Kokusai Building., 2-3, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo

(Note) The Company's Account Auditors, Century Ota Showa & Co., changed their corporate name to "Shin Nihon & Co." as of July 1, 2001.

3. Material facts relating to the state of the Company arising subsequent to the closing of accounts:

During the business year under review, there were no material facts relating to the state of the Company arising subsequent to the closing of accounts.

(Note) All amounts and numbers of share described in this business report are stated by disregarding any fraction of their respective units thereof. Provided, however, that net income/loss per share are stated by rounding any fraction of their respective units thereof.

YEAR 2001 BALANCE SHEET
(As of December 31, 2001)

(million yen)

	Current Business Year As of December 31, 2001	Previous Business Year As of December 31, 2000 (for reference)
ASSETS		
	[6,911]	[12,020]
Current assets:	1,155	1,167
Cash on hand and in banks	114	290
Notes receivable trade	2,085	4,417
Accounts receivable trade	-	0
Treasury shares	1,156	1,430
Finished goods	26	185
Raw materials	881	1,799
Work in process	78	120
Supplies	1,368	2,593
Accounts receivable	54	34
Other current assets	(-) 9	(-) 19
Allowance for doubtful accounts		
Fixed assets:	[11,609]	[13,689]
Tangible fixed assets	(11,529)	(13,602)
Buildings and structures	6,365	6,812
Machinery and equipment	3,570	4,764
Vehicles and transportation equipment	7	11
Tools, instruments and fixtures	419	595
Land	1,151	1,151
Construction in progress	14	267
Intangible fixed assets	(25)	(25)
Facility utilization rights	8	8
Other intangible fixed assets	17	16
Investments and other non-current assets	(54)	(61)
Long-term prepaid expenses	0	1
Guaranty money deposited	51	51
Other non-current assets	35	48
Allowance for doubtful accounts	(-) 33	(-) 39
TOTAL ASSETS	18,520	25,709

(million yen)

	Current Business Year As of December 31, 2001	Previous Business Year As of December 31, 2000 (for reference)
LIABILITIES		
Current Liabilities	[14,921]	[13,424]
Notes payable trade	1,191	3,188
Accounts payable trade	2,759	6,030
Short-term loans payable	10,474	3,762
Other accounts payable	226	75
Accrued expenses	180	34
Accrued corporate taxes	4	6
Reserve for bonuses	64	-
Other current liabilities	21	27
Non-Current Liabilities	[2,279]	[8,985]
Long-term loans payable.	495	8,469
Reserve for employee retirement allowances	-	516
Reserve for employee retirement benefits	1,784	-
TOTAL LIABILITIES	17,200	22,410
STOCKHOLDERS' EQUITY		
Common Stock	[1,710]	[1,710]
Legal Reserve	[2,191]	[2,191]
Additional paid-in capital	2,130	2,130
Legal earned reserve	60	60
Retained Loss	[2,581]	[602]
General reserve	2,800	2,800
Unappropriated retained loss for the term	5,381	3,402
(Net loss for the term)	(1,978)	(1,226)
Treasury stock	[(-) 0]	[-]
TOTAL STOCKHOLDERS' EQUITY	1,320	3,299
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	18,520	25,709

Notes:

1. Current receivables from the controlling shareholder: ¥981 million
   Current payables to the controlling shareholder: ¥6,606 million
2. Accumulated depreciation of tangible fixed assets at December 31, 2001: ¥16,433 million
3. In addition to the fixed assets itemized in the balance sheet, CCI has major fixed assets used under lease agreements, such as computers and part of equipment for manufacturing printed circuit boards.

4. Notes due at the close of a business year are settled on a day on which clearinghouses are open for business. The closing balance included ¥19 million of notes receivable trade at the close of the current business year.

5. Major assets and liabilities denominated in foreign currencies at December 31, 2001 are summarized as follows:

Accounts receivable trade:	US$2,984 thousand	(¥393 million)
Accounts receivable:	US$6,377 thousand	(¥841 million)
Accounts payable trade:	US$3,823 thousand	(¥504 million)

6. Net loss per share for the year ended December 31, 2001 (based on the average number of shares issued at the end of each month (after deducting the number of shares of treasury stock)): ¥150.43

YEAR 2001 STATEMENT OF INCOME

(January 1, 2001 to December 31, 2001)

(million yen)

	Current Business Year (January 1, 2001 to December 31, 2001)	Previous Business Year (January 1, 2000 to December 31, 2000) (for reference)
Ordinary Income and Loss		
Operating profit and loss		
Operating revenue	25,993	33,762
Net sales	25,993	33,762
Operating expenses	26,112	34,014
Cost of sales	24,899	32,692
Selling, general and administrative expenses	1,212	1,321
Operating loss	118	252
Other income and expenses		
Other income	329	375
Interest	7	6
Rent received	72	88
Technical support fees	40	97
Exchange gain	61	91
Miscellaneous income	147	92
Other expenses	724	1,209
Interest	128	217
Loss on disposal and evaluation of inventories	434	843
Miscellaneous expenses	162	147
Ordinary loss	513	1,085
Non-Ordinary Income and Loss		
Non-ordinary income	25	46
Gain on sales of fixed assets	25	46
Other non-ordinary income	0	-
Non-ordinary loss	1,486	181
Loss from disposal of fixed assets	319	133
Lump-sum amortization of employee	-	47
Retirement benefit accounting difference	1,066	-
Other non-ordinary loss	100	-
Loss before income taxes	1,973	1,220
Corporate, municipality and enterprise taxes	5	6
Net loss	1,978	1,226
Loss from the previous term	3,402	2,176
Undisposed loss	5,381	3,402

Note: Transactions with the controlling stockholder:

Sales:	¥11,561 million
Purchases:	¥5,524 million
Other transactions:	¥1,255 million

SIGNIFICANT ACCOUNTING POLICIES:

1 Basis and method for evaluation of inventories:

(1) Finished goods, work in process: At cost, determined by the periodic average method.

(2) Raw materials: At cost, determined by the moving average method.

(3) Supplies: Stated by the latest purchase cost method.

2. Method of depreciation of fixed assets:

(1) Tangible fixed assets:

Stated by the declining balance method as provided for in the Corporate Tax Law of Japan.

However, with regard to buildings (excluding appurtenances thereto) acquired on or after April 1, 1998, the straight line method applies.

(2) Intangible fixed assets:

Stated by the straight line method as provided for in the Corporate Tax Law of Japan.

However, depreciation of software for use by the Company is made by the straight line method based on the internal useful life thereof.

3. Basis for providing reserves:

(1) Allowance for doubtful accounts:

To provide for losses arising from debts becoming uncorrectable, the Company sets aside an estimated uncollectable amount.

a. General credits:	Based on the actual loss rate.
b. Possible non-performing credits and claims in bankruptcy and corporate reorganization:	Based on the financial position valuation method.

(2) Reserve for bonuses:

To provide for the payment of bonuses to employees, an estimated amount of payments is reserved.

(3) Reserve for employee retirement benefits:

To meet the payment of retirement benefits to employees, the Company provides an amount accruing for the current business year, based on estimated retirement benefit obligations and plan assets as of the close of the said business year.

The employee retirement benefit accounting difference was amortized in a lump sum in the said business year.

Actuarial differences are treated as expenses for each subsequent business year, based on a pro rata basis for a specific period of years (17 years) not exceeding the average remaining years of service of employees when such differences occur in each business year.

4. Method of treatment of lease transactions:

With regard to financial lease transactions other than those in which ownership of leased property is deemed to pass to its lessee, the method applicable to ordinary lease transactions similarly applies.

5. Basis for translation of foreign currency assets and liabilities into Japanese currency:

Receivables and payables in foreign currency are translated into Japanese yen based on the spot exchange rate as of the close of the business year and exchange differences are treated as exchange gains or losses.

6. Method of hedge accounting:

(1) Method of hedge accounting:

A deferred approach applies to hedge-accounting treatment. A special approach may be applicable to interest swaps if such interest swaps meet the requirements thereof.

(2) Hedging vehicles and hedged items:

(i) Hedging vehicles: Interest swaps

(ii) Hedged items: Loans payable

(3) Hedging policy:

To hedge risks of fluctuations of interest rates on loans payable, interest swaps are carried out pursuant to the Company's internal regulations "Risk Management Rules". Hedged items are recognized according to individual contracts.

(4) Method of evaluating the effectiveness of a hedge:

As interest swaps meet the requirements for a special approach, the evaluation of the effectiveness of any hedge at the close of the current business year is omitted.

7. Accounting treatment of consumption tax:

The consumption tax is treated on a net-of-tax basis.

<Change of presentation>

1. Reserve for bonuses:

Accrued bonuses, which used to be stated by inclusion in "accrued expenses", are now stated as "reserve for bonuses" in accordance with the "Items to be Stated in Financial Statements for Accrued Bonuses to Employees" (JICPA Research Center Deliberation Report No. 15, February 14, 2001).

Accrued bonuses included in the accrued expenses for the previous business year were ¥94 million.

<Additional information>

1. Financial instruments accounting:

As from the business year under review, the Company has applied the accounting standard concerning financial instruments (the "Opinion Concerning Establishment of Accounting Standard for Financial Instruments" (the Business Accounting Deliberation Council, January 22, 1999)). Consequently, the method of accounting for allowance for doubtful accounts and the method of evaluating derivatives have been changed. The change has no effect on the statement of income.

2. Retirement benefit accounting:

As from the business year under review, the Company has applied the accounting standard concerning retirement benefits (the "Opinion Concerning the Establishment of Accounting Standard for Retirement Benefits" (the Business Accounting Deliberation Council, June 16, 1998)).

As a result, employee retirement benefit expenses were ¥1,439 million and the employee retirement benefit accounting difference of ¥1,066 million was amortized in a lump sum in the current business year and treated as non-ordinary loss.

Accordingly, in comparison with the previous method, ordinary loss and loss before income taxes increased ¥132 million and ¥1,198 million, respectively.

Reserve for retirement allowances and accounts payable in respect of past service liability under the corporate pension plan are stated by inclusion in reserve for employee retirement benefits.

3. Accounting standard for foreign currency transactions, etc.:

As from the business year under review, the Company has applied the revised accounting standard for foreign currency transactions, etc. (the "Opinion Concerning the Revision of the Accounting Standard for Foreign Currency Transactions, Etc." (the Business Accounting Deliberation Council, October 22, 1999)).

The change has no effect on the statement of income.

4. Treasury stock

"Treasury stock" (¥0 as of the close of the previous business year), which was included in the section of assets in the previous business year, is stated at the end of the section of stockholders' equity at the close of the current business year, in accordance with the amendment to the "Regulations Concerning Balance Sheets, Statements of Income, Business Reports and Their Accompanying Detailed Statements of Stock Corporations".

PROPOSED DISPOSITION OF RETAINED LOSS

Summary	Current business year
Undisposed loss	¥5,381,527,093
The above amount will be appropriated as follows:	
Loss carried forward to the next year	¥5,381,527,093

Copy of Account Auditors' Audit Report

AUDIT REPORT

January 25, 2002

Mr. Shoji Ichikawa
President and Chief Executive Officer
Canon Components, Inc.

Shin Nihon & Co.

By Toshio Matsumura (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Eiichi Wada (seal)
Certified Public Accountant
Representative Partner
Participating Partner

In accordance with the provisions of Article 2 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations", we have audited the balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of undisposed loss and their accompanying detailed statements (to the extent they relate to accounting) for the 18th business year of Canon Components, Inc. (the "Company"), covering the period from January 1, 2001 to December 31, 2001. The portions of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the books of accounts.

In making such audit, we did so in accordance with generally accepted fair and reasonable auditing standards and followed such auditing procedures as should normally be followed.

As a result of such audit, we are of the opinion:

(1) Such balance sheet and statement of income present fairly the state of the property and profit and loss of the Company in accordance with the laws, regulations and the Articles of Incorporation.

(2) The business report (to the extent it relates to accounting) presents fairly the state of the Company in accordance with the laws, regulations and the Articles of

Incorporation.

(3) The proposed appropriation of undisposed loss is in conformity with the laws, regulations and the Articles of Incorporation.

(4) With respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code.

There is no such relation of interests between the Company and this audit corporation or any participating partner thereof as is required to be stated under the Certified Public Accountant Law.

Copy of Audit Report of the Board of Statutory Auditors

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 18th business year from January 1, 2001 to December 31, 2001, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc., reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company.

We also required the Company's Account Auditors to render reports on and accounts of their audit and examined the accounting statements and their accompanying detailed statements.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary with shareholders and acquisition and disposition by the Company of its own shares, we, in addition to following the aforementioned method of audit, required the Directors, etc. to report and made a full investigation into the state of any transaction in question, whenever necessary.

2. Results of Audit:

We are of the opinion:

(1) That the method and results of the audit made by the Company's Account Auditors, Shin Nihon & Co., are proper;

(2) That the business report fairly presents the state of the Company in accordance with laws, regulations and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of loss has nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements fairly present the matters to be stated therein and contain nothing to be pointed out; and

(5) That in connection with the performance by Directors of their duties of the Company, no dishonest act or material fact of violation of laws, regulations or the Articles of Incorporation exists to be pointed out.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary with shareholders and acquisition and disposition by the Company of its own shares, we find no breach of duties on the part of the Directors.

January 31, 2002

Board of Statutory Auditors
Canon Components, Inc.

Hirokuni Kawashima Full-time Statutory Auditor	(seal)
Hajime Sugimoto Statutory Auditor	(seal)
Yasuo Kani Statutory Auditor	(seal)
Nobukazu Fukazawa Statutory Auditor	(seal)

(Note) Full-time Statutory Auditor Hirokuni Kawashima, Statutory Auditors Hajime Sugimoto, Yasuo Kani and Nobukazu Fukazawa are outside statutory auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

The above documents are attached to the Notice of the 18th Ordinary General Meeting of Shareholders.

(For reference)

Information on Shares:

Date of closing of accounts:	December 31 of each year
Ordinary General Meeting of Shareholders:	March of each year Additionally, if required, the date of a General Meeting of Shareholders shall be noticed in advance by resolution of the Board of Directors.
Date specified for interim dividends:	June 30 of each year
Transfer agent:	Mizuho Trust & Banking Co., Ltd. 6-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Its place of business:	Mizuho Trust & Banking Co., Ltd. Head Office Securities Agency Department
Its business office: (Place to which inquiries are made; mailing address)	Mizuho Trust & Banking Co., Ltd., Securities Agency Department 17-7, Saga 1-chome, Koto-u, Tokyo 135-8722 Tel: (03) 3642-4004 (key)
Its transmitting offices:	Branch offices throughout Japan of Mizuho Trust & Banking Co., Ltd. Head office and branch offices throughout Japan of The Yasuda Trust and Banking Co., Ltd. Head office and branch offices throughout Japan of Mizuho Investors Securities Co., Ltd.

Number of shares constituting one new unit:	1,000 shares
Newspaper in which the Company's public notices are to be given:	Nihon Keizai Shimbun
Fees for the issuance of share certificates:	An amount equivalent to the stamp tax for each share certificate

* The head office and branch offices of Mizuho Investors Securities Co., Ltd. became the transmitting offices of the Company's transfer agent as from November 26, 2001.

Outline of the Company (As of December 31, 2001)

Trade Name:	Canon Components, Inc.
Establishment:	January 10, 1984 (Date of incorporation on the register: October 9, 1979)
Capital:	¥1,710,500,000
Head Office:	3461-1, Oaza Shichihongi, Kamisato-machi, Kodama-gun, Saitama, 369-0393 Tel: (0495) 33-3111 (key)

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